Exhibit 99.1

Tower
Semiconductor

Where **Analog** and **Value** Meet

Tower Semiconductor Reports 2023 First Quarter Financial Results

MIGDAL HAEMEK, ISRAEL – May 15, 2023 – Tower Semiconductor (NASDAQ: TSEM & TASE: TSEM) reports today its results for the first quarter ended March 31, 2023.

First Quarter of 2023 Results Overview

Revenue for the first quarter of 2023 was $356 million.  Revenue for the first quarter of 2022 was $421 million, and for the fourth quarter of 2022 was $403 million.

Gross profit for the first quarter of 2023 was $96 million.  Gross profit for the first quarter of 2022 was $105 million, and for the fourth quarter of 2022 was $125 million.

Operating profit for the first quarter of 2023 was $89 million.  Operating profit for the first quarter of 2022 was $63 million.  This increase includes the restructuring income, net from the previously disclosed reorganization and restructure of our Japan operations during 2022, as in the breakdown in the statement of operations table below.  Operating profit for the fourth quarter of 2022 was $99 million.

Net profit for the first quarter of 2023 was $71 million, or $0.65 basic and $0.64 diluted earnings per share.  Net profit in the first quarter of 2022 was $54 million, or $0.50 basic and $0.49 diluted earnings per share. This increase includes the restructuring income, net from the previously disclosed reorganization and restructure of our Japan operations during 2022, as in the breakdown in the statement of operations table below.  Net profit for the fourth quarter of 2022 was $83 million, or $0.76 basic and $0.75 diluted earnings per share.

Cash flow generated from operating activities in the first quarter of 2023 was $73 million, as compared to $133 million in the fourth quarter of 2022.  The decrease is attributed mainly to purchase of starting material against a present reduction in shipment.  Investment in fixed assets for the first quarter of 2023 was $105 million, net.  During the first quarter of 2023, the Company repaid $29 million of its debt, resulting in full bonds’ redemption.

Corporate Credit Rating
In May 2023, Standard & Poor’s Maalot (an Israeli rating company that is fully owned by S&P Global Ratings) completed its annual rating review of the Company and re-affirmed its corporate credit rating as “ilAA“/ stable.

Guidance and Conference Call
In light of the Company’s definitive agreement with Intel Corporation, as announced on February 15, 2022, the Company is not providing revenue guidance for the second quarter of 2023 and will not host an earnings conference call.

The Company presents its financial statements in accordance with U.S. GAAP.  The financial information included in the tables below includes unaudited condensed financial data. Some of the financial information, which may be used and/ or presented in this release and/ or prior earnings related filings and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, which we may  describe as adjusted financial measures and/ or reconciled financial measures, are non-GAAP financial measures as defined in Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our Company. These adjusted financial measures are calculated excluding the following: (1) amortization of acquired intangible assets, (2) compensation expenses in respect of equity grants to directors, officers, and employees and (3) restructuring income, net, which includes income, net of cost associated with the cessation of operations of the Arai manufacturing factory in Japan which occurred during 2022 in the amount of approximately $32 million income, net for the three months ended March 31, 2023 as compared to  $14 million income, net for the three months ended December 31, 2022. These adjusted financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables may also present the GAAP financial measures, which are most comparable to the adjusted financial measures, as well as a reconciliation between the adjusted financial measures and the comparable GAAP financial measures. As used and/ or presented in this release and/ or prior earnings related filings and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, as well as may be included and calculated in the tables herein, the term Earnings Before Interest Tax Depreciation and Amortization which we define as EBITDA consists of operating profit in accordance with GAAP, excluding (i) depreciation expenses, which include depreciation recorded in cost of revenues and in operating cost and expenses lines (e.g, research and development related equipment and/ or fixed other assets depreciation), (ii) stock-based compensation expense, (iii) amortization of acquired intangible assets and (iv) restructuring income, net in relation to the Arai manufacturing factory in Japan, as described in (3) above. EBITDA is reconciled in the tables below and/or in prior earnings related filings and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company from GAAP operating profit. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the adjusted financial information presented herein and/ or prior earnings-related filings and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Net Cash, as may be used and/ or presented in this release and/ or prior earnings-related filings and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, is comprised of cash, cash equivalents, short-term deposits and marketable securities less debt amounts as presented in the balance sheets included herein. The term Net Cash is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for cash, debt, operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Free Cash Flow, as used and/ or presented in this release and/ or prior earnings related filings and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, is calculated to be net cash provided by operating activities (in the amounts of $73 million, $133 million and $137 million for the three months periods ended March 31, 2023, December 31, 2022 and March 31, 2022, respectively( less cash used  for investments in property and equipment, net (in the amounts of $105 million, $38 million and $81 million for the three months periods ended March 31, 2023, December 31, 2022 and March 31, 2022, respectively). The term Free Cash Flow is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP.

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), the leading foundry of high value analog semiconductor solutions, provides technology and manufacturing platforms for integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating positive and sustainable impact on the world through long term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, integrated power management (BCD and 700V), and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as process transfer services including development, transfer, and optimization, to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor owns two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm), two facilities in Japan (200mm and 300mm) which it owns through its 51% holdings in TPSCo and is sharing a 300mm manufacturing facility being established in Italy by STMicroelectronics. For more information, please visit: www.towersemi.com

CONTACTS:
Noit Levy | Investor Relations | +972 74 737 7556 | noitle@towersemi.com

This press release, including other projections with respect to our business and activities, includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) demand in our customers’ end markets, (ii) over demand for our foundry services and/or products that exceeds our capacity, (iii) maintaining existing customers and attracting additional customers, (iv) high utilization and its effect on cycle time, yield and on schedule delivery which may cause customers to transfer their product(s) to other fabs, (v) operating results fluctuate from quarter to quarter making it difficult to predict future performance, (vi) impact of our debt and other liabilities on our financial position and operations, (vii) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (viii) fluctuations in cash flow, (ix) our ability to satisfy the covenants stipulated in our agreements with our lender banks, (x) pending litigation, (xi) new customer engagements, qualification and production ramp-up at our facilities,(xii) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received a significant amount of grants in past years, (xiii) receipt of orders that are lower than the customer purchase commitments, (xiv) failure to receive orders currently expected, (xv) possible incurrence of additional indebtedness, (xvi) effect of global recession, unfavorable economic conditions and/or credit crisis, (xvii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xviii) possible situations of obsolete inventory if forecasted demand exceeds actual demand when we manufacture products before receipt of customer orders, (xix) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xx) the execution of debt re-financing and/or other fundraising activities to enable the service of our debt and/or other liabilities and/or for strategic opportunities, including to fund Agrate fab’s significant 300mm capacity investments, in addition to other previously announced capacity expansion plans , and the possible unavailability of such financing and/ or the availability of such financing on unfavorable terms, (xxi) operating our facilities at high utilization rates which is critical in order to cover a portion or all of the high level of fixed costs associated with operating a foundry in order to enable us to maintain our profitability , (xxii) the purchase of equipment to increase capacity, the timely completion of the equipment installation, technology transfer and raising the funds therefor, (xxiii) the concentration of our business in the semiconductor industry, (xxiv) product returns, (xxv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxvi) competing effectively, (xxvii) use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers, (xxviii) achieving acceptable device yields, product performance and delivery times, (xxix) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxx) our fab3 landlord’s construction project adjacent to our fabrication facility, including possible temporary reductions or interruptions in the supply of utilities and/ or fab manufacturing, as well as claims that our noise abatement efforts are not adequate under the terms of the amended lease that caused him to request a judicial declaration that there was a material non-curable breach of the lease and that he would be entitled to terminate the lease (we do not agree and are disputing these claims), (xxxi) retention of key employees and recruitment and retention of skilled qualified personnel, (xxxii) exposure to inflation, currency rates (mainly the Israeli Shekel and Japanese Yen) and interest rate fluctuations and risks associated with doing business locally and internationally, as well fluctuations in the market price of our traded securities, (xxxiii) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities, as well as any sale of shares by any of our shareholders, or any market expectation thereof, which may depress the market price of our ordinary shares and may impair our ability to raise future capital, (xxxiv) meeting regulatory requirements worldwide, including environmental and governmental regulations, (xxxv) potential engagement for fab establishment, joint venture and/or capital lease transactions for capacity enhancement in advanced technologies, including risks and uncertainties associated with Agrate fab establishment project, its qualification schedule, technology, equipment and process qualification and production facility ramp-up, customer engagements, cost structure and investment amounts and other terms, which may require additional funding to cover its significant capacity investment needs and other payments, the availability of which funding cannot be assured on favorable terms, if at all, (xxxvi) potential impact, in addition to the aforementioned restructuring costs and future additional such costs, incurred by TPSCo and the Company due to the purchase in 2020 of 49% of TPSCo by NTCJ (previously named PSCS) from Panasonic and due to the cessation of operations of Arai manufacturing factory in Japan, which  manufactured products solely for NTCJ through June 2022 and did not serve Tower’s or TPSCo’s foundry customers, (xxxvii) industry and market impact due to pandemics and potential impact on our business, operational continuity, supply chain, revenue and profitability, (xxxviii) potential security, cyber and privacy breaches, (xxxix) risks associated with the transaction announced on February 15, 2022 under which Intel Corporation is to acquire the Company, including the timely receipt of certain governmental and other regulatory approvals, the potential for regulatory authorities to require divestitures, behavioral remedies or other concessions in order to obtain their approval of the proposed transaction, the occurrence of any event, change or other circumstance that could give rise to a termination of the merger agreement, the effect of the announcement or pendency of the transaction on business relationships, operating results and business generally, delays, disruptions or increased costs due to the integration process with the acquirer,  litigation related to or resulting from the transaction, difficulties to retain key personnel and customers, diverting management’s attention from the ongoing business operations, potential negative reactions or changes to business relationships resulting from the announcement or completion of the transaction, and (xxxx) business interruption due to fire, earthquake and other natural disasters, the security situation in Israel, global trade “war”, pandemics , including impact on global supply chain to the fabs and from the fabs, power interruptions and other events beyond our control.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

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(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(dollars in thousands)
	March 31,	December 31,
	2023	2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$304,934	$340,759
Short-term deposits	469,284	495,359
Marketable securities	171,747	169,694
Trade accounts receivable	144,195	152,935
Inventories	358,715	302,108
Other current assets	35,416	34,319
Total current assets	1,484,291	1,495,174
PROPERTY AND EQUIPMENT, NET	1,009,632	962,258
GOODWILL AND OTHER INTANGIBLE ASSETS, NET	13,540	14,031
DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET	69,623	76,145
TOTAL ASSETS	$2,577,086	$2,547,608
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term debt	$42,224	$62,275
Trade accounts payable	191,006	150,930
Deferred revenue and customers' advances	30,268	38,911
Other current liabilities	90,637	135,272
Total current liabilities	354,135	387,388
LONG-TERM DEBT	201,445	210,069
LONG-TERM CUSTOMERS' ADVANCES	34,066	40,893
DEFERRED TAX AND OTHER LONG-TERM LIABILITIES	11,188	20,717
TOTAL LIABILITIES	600,834	659,067
TOTAL SHAREHOLDERS' EQUITY	1,976,252	1,888,541
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,577,086	$2,547,608

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Three months ended
	March 31,	December 31,	March 31,
	2023	2022	2022
REVENUES	$355,611	$403,227	$421,132
COST OF REVENUES	259,894	278,501	316,501
GROSS PROFIT	95,717	124,726	104,631
OPERATING COSTS AND EXPENSES:
Research and development	19,331	20,706	20,318
Marketing, general and administrative	18,629	18,880	21,253
Restructuring income, net *	(31,655)	(13,592)	--
	6,305	25,994	41,571

OPERATING PROFIT	89,412	98,732	63,060
FINANCING AND OTHER INCOME (EXPENSE), NET	6,997	(55)	(2,133)
PROFIT BEFORE INCOME TAX	96,409	98,677	60,927
INCOME TAX EXPENSE, NET	(15,041)	(12,835)	(5,153)
NET PROFIT	81,368	85,842	55,774
Net income attributable to non-controlling interest	(9,966)	(2,518)	(1,741)
NET PROFIT ATTRIBUTABLE TO THE COMPANY	$71,402	$83,324	$54,033
BASIC EARNINGS PER SHARE	$0.65	$0.76	$0.50
Weighted average number of shares	109,961	109,896	108,934
DILUTED EARNINGS PER SHARE	$0.64	$0.75	$0.49
Weighted average number of shares	111,071	110,938	110,539

* Restructuring income, net resulted from the previously disclosed Arai cessation of operations which occurred during 2022 as part of Japan operations reorganization and restructuring.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED SOURCES AND USES REPORT (UNAUDITED)
(dollars in thousands)

	Three months ended
	March 31,	December 31,	March 31,
	2023	2022	2022
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$340,759	$390,369	$210,930
Net cash provided by operating activities	72,727	132,750	136,571
Investments in property and equipment, net	(105,245)	(38,186)	(80,840)
Proceeds from an investment in a subsidiary	1,932	6,216	--
Debt repaid, net	(28,796)	(11,465)	(30,539)
Effect of Japanese Yen exchange rate change over cash balance	(637)	11,498	(3,071)
Investments in short-term deposits, marketable securities and other assets, net	24,194	(150,423)	(29,567)
CASH AND CASH EQUIVALENTS - END OF PERIOD	$304,934	$340,759	$203,484

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Three months ended
	March 31,	December 31,	March 31,
	2023	2022	2022
CASH FLOWS - OPERATING ACTIVITIES
Net profit for the period	$81,368	$85,842	$55,774
Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	62,387	79,893	70,780
Effect of exchange rate differences and fair value adjustment	(926)	9,312	(1,330)
Other expense (income), net	815	(2,923)	1,347
Changes in assets and liabilities:
Trade accounts receivable	7,413	12,380	(35,181)
Other assets	(1,138)	9,381	13,874
Inventories	(57,420)	(23,423)	(18,328)
Trade accounts payable	44,542	(57,952)	30,595
Deferred revenue and customers' advances	(15,470)	(2,517)	3,385
Other current liabilities	(45,053)	14,231	15,103
Long-term employee related liabilities	371	2,819	331
Deferred tax, net and other long-term liabilities	(4,162)	5,707	221
Net cash provided by operating activities	72,727	132,750	136,571
CASH FLOWS - INVESTING ACTIVITIES
Investments in property and equipment, net	(105,245)	(38,186)	(80,840)
Investments in deposits, marketable securities and other assets, net	24,194	(150,423)	(29,611)
Net cash used in investing activities	(81,051)	(188,609)	(110,451)
CASH FLOWS - FINANCING ACTIVITIES
Debt repaid, net	(28,796)	(11,465)	(30,539)
Proceeds from an investment in a subsidiary	1,932	6,216	--
Exercise of options	--	--	44
Net cash used in financing activities	(26,864)	(5,249)	(30,495)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	(637)	11,498	(3,071)

DECREASE IN CASH AND CASH EQUIVALENTS	(35,825)	(49,610)	(7,446)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	340,759	390,369	210,930
CASH AND CASH EQUIVALENTS - END OF PERIOD	$304,934	$340,759	$203,484